[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 23, 2006

Via Facsimile and EDGAR

Mr. Geoffrey M. Ossias,
    Division of Corporation Finance,
        Securities and Exchange Commission,
            100 F Street, N.E.,
                Room 1580,
                    Mail Stop 4561,
                        Washington, D.C. 20549.

  Re:
  Morgans Hotel Group Co.
  (Form S-1, Fi1e No. 333-129277)

        Dear Mr. Ossias:

        The Staff has asked Morgans Hotel Group Co. (the "Company") to supplementally respond to explain why the Formation and Structuring Transactions (as defined in the Company's Registration Statement on Form S-1) would not constitute a "roll-up transaction" within the meaning of Item 901(c) of Regulation S-K even if the Formation and Structuring Transactions were integrated with the initial public offering of common stock by the Company (the "IPO"). The Company has asked us to supplementally respond as follows:

  As the Company has previously advised the Staff in its letter dated January 17, 2006, for the reasons stated in that letter, the Company believes that the private placement in connection with the Formation and Structuring Transactions should not be integrated with the IPO. The Formation and Structuring Transactions were designed to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D thereunder. Accordingly, even if the Formation and Structuring Transactions were "a transaction involving the combination or reorganization of one or more partnerships" (within the meaning of the definition of "roll-up transaction" under Item 901(c) of Regulation S-K), the Formation and Structuring Transactions would not constitute a "roll-up transaction" under Item 901(c)(ii) of Regulation S-K, which provides that a "roll-up transaction" shall not include a "transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933."

  Defined Terms from Item 901 of Regulation S-K

        A "roll-up transaction" is defined in Item 901(c)(1) of Regulation S-K to mean "a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnerships will receive new securities, or securities in another entity."

        Item 901(b)(1) of Regulation S-K defines a "partnership" to mean any (i) finite-life limited partnership or (ii) other finite-life entity, and Item 901(b)(2) of Regulation S-K says that a limited partnership or other entity is "finite-life" if "(A) it operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time and (B) it has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than investing or reinvesting such proceeds or cash in the business."

  Review of Adopting Release

        In the proposing release for the rules related to roll-up transactions, the Commission stated that it wanted the definition of a roll-up transaction to include a transaction where investors receive a new security in a successor entity with "different investment and/or distribution policies."1 The adopting release specifically mentions the change from "finite-life entities that hold assets for a limited period of time, distribute cash generated from operations to investors and then sell the assets and distribute proceeds to investors in connection with liquidation . . . to longer-term entities that reinvest cash generated from operations and proceeds from the sale of assets in the business rather than distributing such cash or proceeds to investors" as the type of transaction that typifies a roll-up. The adopting release also states that "the rules as adopted do not apply to reorganizations of single, reinvesting" entities because such reorganizations "should not raise the concerns addressed by the rules."2

  Discussion

        The only entity that is involved in a combination or reorganization as part of the Formation and Structuring Transactions is Morgans Hotel Group LLC. It is the only entity that is contributing assets or interests in the Formation and Structuring Transactions. The other entities that are parties to the Formation and Structuring Transactions are all direct or indirect investors in Morgans Hotel Group LLC (namely (i) NorthStar Hospitality LLC and RSA Associates, L.P., which are members of Morgans Hotel Group LLC, (ii) Michael Overington and Anda Andrei, who have rights to receive distributions through participation agreements with Morgans Hotel Group LLC, and (iii) NorthStar Partnership, L.P., which indirectly owns an interest in Morgans Hotel Group LLC through NorthStar Hospitality LLC). None of these entities, or any other entity, is involved in a combination

See, Limited Partnership Roll-Up Transactions, Securities Act Release No. 6899, [1991 Transfer Binder] Fed. Sec. L. Rep. (CCH) 84,810, at 81,819 (June 17, 1991).

2
See, Securities Act Release No. 6922 (October 30, 1991) (56 FR 57237).

  or reorganization, directly or indirectly, as part of the Formation and Structuring Transactions.

        Since Morgans Hotel Group LLC is not a "partnership" for purposes of the definition of "roll-up transaction" (for the reasons described below), the Formation and Structuring Transactions do not constitute a "roll-up transaction" because they do not involve the combination or reorganization of one or more partnerships, directly or indirectly.

        Morgans Hotel Group LLC is not a "partnership" for purposes of the definition of "roll-up transaction" because it (1) has an indefinite life and (2) has a purpose of reinvesting proceeds from asset sales and financings and refinancings and available cash in its business.

        The limited liability company agreement of Morgans Hotel Group LLC (the "MHG LLC Agreement") provides that (1) Morgans Hotel Group LLC has a term that continues until it is dissolved in accordance with the provisions of the MHG LLC Agreement and (2) the only events causing the dissolution of Morgans Hotel Group LLC are (a) a supermajority vote of the board of managers or (b) the bankruptcy or dissolution of NorthStar Hospitality LLC (as the managing member) unless a majority in ownership interest of the remaining members decide to continue the business of Morgans Hotel Group LLC. Therefore, Morgans Hotel Group LLC operates for a period of time that is not limited.

        Although having an indefinite life is sufficient to have Morgans Hotel Group LLC not qualify as a "partnership" under the roll-up rules, the MHG LLC Agreement also provides that Morgans Hotel Group LLC is a reinvesting entity because it (1) has broad authority (without requiring consent from its board of managers or its members) to acquire or dispose of assets or interests in other entities and to invest and reinvest its funds and (2) is not required to make any distributions to its members other than distributions to the extent of available cash in an amount necessary to permit the members to pay their respective income tax payments related to their interests in Morgans Hotel Group LLC. In fact, since January 1, 2002, only $2.5 million has been distributed from Morgans Hotel Group LLC under the MHG LLC Agreement. Other amounts available have been reinvested in the business.

        An entity is a partnership under the definition of "roll-up transaction" if it meets both "finite-life" criteria—(1) operates for a limited period of time and (B) has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations. Morgans Hotel Group LLC was established and has operated as an ongoing business with an indefinite life, which is borne out by both its constituent documents and its historic operations. For these reasons and the other reasons stated above, the Formation and Structuring Transactions would not constitute a "roll-up transaction" within the meaning of Item 901(c) of Regulation S-K even if the Formation and Structuring Transactions were integrated with the IPO.

        If you have any questions or comments regarding the foregoing, please call the undersigned at (212) 558-4312.

                      Very truly yours,

                      /s/ Robert W. Downes

cc:
Karen J. Garnett
Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)